VIA EDGAR

March 31, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Kevin Stertzel, Senior Staff Accountant

Re:	Ultralife Corporation
Registration Statement on Form S-3 (File No. 333-254846)

Acceleration Request

Requested Date:   April 2, 2021

Requested Time:   3:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ultralife Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-254846) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) may do so (the “Acceleration Request”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Lippes Mathias Wexler Friedman LLP, by calling Michael E. Storck at (716) 860-6290.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-3 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-3;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-3; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 31, 2021

We understand that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely, Ultralife Corporation /s/ Philip A. Fain Philip A. Fain Chief Financial Officer